

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Luisa Ingargiola
Chief Financial Officer
Magnegas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

> **Re:** **Magnegas Corporation**
> **Registration Statement on Form S-3**
> **Filed January 15, 2013**
> **File No. 333-186027**

Dear Ms. Ingargiola:

　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.　　Please provide us your analysis of the manner in which the company is eligible to conduct a primary offering on Form S-3. If the company is relying on General Instruction I.B.6 of that Form, please provide the disclosure called for by General Instruction I.B.7 on the outside front cover of the prospectus and provide the information specified by Item 507 of Regulation S-K with respect to the selling shareholders participating in the secondary offering under the heading "Selling Stockholders" in the prospectus. See General Instruction II.G of Form S-3.

2.   Please provide your analysis of whether you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. If you are an emerging growth company:

- please tell us where you have disclosed your election under Section 107(b) of the JOBS Act or, if you have not previously made such a disclosure, please revise to do so in accordance with the following:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates; and

- please revise your prospectus to:

  o Describe how and when a company may lose emerging growth status; and

  o Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(A)(a) and (b) of the Securities Exchange Act of 1934.

<u>Exhibit 5.1</u>

3.   Since the selling shareholder shares are currently outstanding, the assumptions contained in (b), (c), (d) and (g) of the sixth paragraph of counsel's opinion appear inappropriate. Please have counsel revise the opinion to remove these assumptions related to the shares to be offered by selling security holders.

4.   Please confirm that you will file an opinion of counsel that does not contain inappropriate limitations or assumptions at the time of each take-down from the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sally Brammell at (202) 551-3779 or me at (202) 551-3528 with any questions on the comments.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Gregg E. Jaclin, Esq.